UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
June 28, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary

Date:	June 28, 2010

June 28, 2010
LGL to de-list from Toronto Stock Exchange
Lihir Gold Limited’s Board of Directors has approved the de-listing of the company’s shares from the Toronto Stock Exchange (TSX).
The decision to seek a delisting was taken due to the low turnover of LGL shares on the Toronto exchange, and the small level of LGL share ownership in Canada.
Trading in LGL shares on the TSX is scheduled to cease from the close of trade on July 12, 2010.
LGL has also applied to the Ontario Securities Commission for an order that it no longer be a reporting issuer in the Province of Ontario. If granted, LGL will not be a reporting issuer in any province or territory of Canada.
LGL shareholders currently on the TSX can have their holdings transferred to the Australian register or to ADR’s quoted on NASDAQ. In the event that a shareholder on the Canadian register does not actively move to the Australian register by July 12, 2010, their certificate(s) will be cancelled and their LGL shares will be moved to an issuer sponsored holding on the Australian register. Shareholders whose stock is moved to an Australian issuer sponsored holding will be sent an issuer sponsored holding statement.
Shareholders interested in transferring to the Australian register can contact the share registry information line on:
1300 552 270 (within Australia)
+61 3 9415 4000 (outside of Australia) or 1 866 277-2086 (toll free in Canada & the United States)
Shareholders interested in transferring to ADR’s should contact their stockbroker.
Analyst and media inquiries:
Joe Dowling, GM Corporate Affairs,
+617 421 587 755, or +617 3318 3308

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea